SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BOULDER CREEK EXPLORATIONS, INC.
(Name of small business issuer in its charter)

Nevada	1081	N/A
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

BOULDER CREEK EXPLORATIONS, INC.	NEVADA STATE CORPORATE NETWORK, INC.
1450 Sasamat Street	2764 Lake Sahara Drive, Suite 111
Vancouver, BC Canada V6R4G4	Las Vegas, Nevada 89117
(604) 719-8658	(702) 851-1348
(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATIONSTATEMENT

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Securities to be Registered	Amount To Be Registered	Offering Price Per Share[1]	Aggregate Offering Price	Registration Fee[2]
Common Stock	1,000,000	$ 0.20	$ 200,000	$ 25.34
Common Stock by Selling Security Shareholders	2,040,000	$ 0.20	$ 408,000[3]	$ 51.69

[1] The offering price has been arbitrarily determined by Boulder Creek Explorations, Inc. ("BCEI") and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

[2] The portion of the shares which are being offered by the selling shareholders has been calculated based upon Rule 457(c) under the Securities Act.

[3] BCEI will not receive any of the proceeds from the sale of common stock by selling security shareholders.

These Securities are speculative and involve a high degree of risk. Please refer to "Risk Factors" beginning on page 8.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

BOULDER CREEK EXPLORATIONS, INC.
SHARES OF COMMON STOCK
NO MINIMUM TO 1,000,000 MAXIMUM BEING SOLD BY US TO THE PUBLIC

Prior to this offering, there has been no public trading market for the common stock. Boulder Creek Explorations, Inc. ("BCEI") common stock is presently not traded on any market or securities exchange.

BCEI is registering up to 1,000,000 shares of common stock at an offering price of $0.20. The maximum amount to be raised is $200,000. There will be no underwriter or broker/dealer involved in the transaction and there will be no commissions paid to any individuals from the proceeds of this sale. The shares are being offered by BCEI through its sole officer and director. There will be no minimum amount of shares sold and BCEI will not create an escrow account into which the proceeds from any shares will be placed. The proceeds from all shares sold by BCEI will be placed into the corporate account and such funds shall be non-refundable to subscribers except as may be required by applicable law. BCEI will pay all expenses incurred in this offering.

The offering will be for a maximum period of 90 days from ____________ and may be extended for an additional 90 days if the Company so chooses to do so.

The following table sets forth the information for the shares which we are offering:

	PRICE TO PUBLIC	**UNDERWRITING DISCOUNTS DISCOUNTS OR COMMISSIONS**	**PROCEEDS TO COMPANY**
Per share as offered by BCEI	$ 0.20	None	$ .20
Total number of shares being offered by BCEI (1,000,000)	$ 200,000	None	100%

Prior to this offering, there has been no public trading market for the common stock. Boulder Creek Explorations, Inc. ("BCEI") common stock is presently not traded on any market or securities exchange.

The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________.

PROSPECTUS

BOULDER CREEK EXPLORATIONS, INC.
SHARES OF COMMON STOCK
2,040,000 SHARES OF COMMON STOCK BEING SOLD BY SELLING SHAREHOLDERS

NOTE: THE 2,040,000 SHARES BEING SOLD BY SELLING SHAREHOLDERS ARE IN ADDITION TO THE 1,000,000 SHARES BEING OFFERED BY THE COMPANY.

INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 10. PLEASE READ THIS PROSPECTUS CAREFULLY.

Concurrently with Boulder Creek Explorations, Inc.'s registration and offering of 1,000,000 common shares certain existing shareholders of the Company are selling 2,040,000 shares at an offering price of $0.20 per share for the duration of the offering, on a best efforts basis, no minimum, 2,040,000 shares maximum. There is no escrow account. The offering by the selling shareholders will be for a maximum period of 90 days from ___________________ and may be extended for an additional 90 days if the Company so chooses to do so.

The following table sets forth the information for the shares which are being offered by the selling shareholders of the Company. BCEI does not receive any proceeds from the sale of any of the shares held by the selling shareholders:

	PRICE TO PUBLIC	**UNDERWRITING DISCOUNTS DISCOUNTS OR COMMISSIONS**	**PROCEEDS TO COMPANY**
Per share (Offered by Certain Selling Shareholders)	$ 0.20(1)	None (2)	None
Total shares offered by Certain Selling Shareholders (2,040,000)	$408,000	None	None

(1) The quoted price is the initial asking price by the selling shareholders. In the event that a market is created to trade these shares, the shares will be offered at the fixed price of $.20 per share for the duration of the offering.

(2) At present, the selling shareholders have no agreements with any broker/dealer to sell these shares. In the event that shares are sold through a broker/dealer, a standard commission will be paid from the proceeds to that broker/dealer.

The selling shareholders are selling there shares at a fixed price of $0.20 per share for the duration of the offering.

The common stock is not listed on any national securities market.

The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____.

TABLE OF CONTENTS

DEALER PROSPECTUS DELIVERY OBLIGATION

"Until _____, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is inaddition to the dealer obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions." Dealers are obligated to deliver a prospectus even after our registration statement has been filed but prior to the expiration of the 90-day period after _____, 2004, or prior to the expiration after the first date upon which our shares were bona fide offered to the public by us after_____, whichever is later.

SUMMARY OF OUR OFFERING

This summary provides an overview of selected information contained in this prospectus. It does not contain all the information you should consider before making a decision to purchase the shares we are offering. You should very carefully and thoroughly read the more detailed information in this prospectus and review our financial statements and all other information that is incorporated by reference in this prospectus.

Summary Information about Boulder Creek Explorations, Inc.

We were incorporated in the State of Nevada as a profit company on June 7, 2004 and established a fiscal year end of October 31st. Boulder Creek Explorations, Inc. ("BCEI") is a start-up, exploration stage company engaged in the search for commercially viable minerals. There is no assurance that a commercially viable mineral deposit, a reserve, exists on our claims or can be shown to exist until sufficient and appropriate exploration is done and a comprehensive evaluation of such work concludes economic and legal feasibility. Puneet Sharan, BCEI's sole officer and director, owns two mineral claims in British Columbia, Canada. We have no property other than an option to acquire the claims from Mr. Sharan, should minerals be found and their extraction be deemed economically feasible. As of the date of this prospectus, we have spent no funds on research and exploration of the claims. Our plan to initiate the exploration phase of our business plan is based on the success of this offering and a specific timetable.

Our business office is located at 1450 Sasamat Street, Vancouver, British Columbia, Canada V6R 4G4, and our telephone number is (604) 719-8658 and our United States and registered statutory office is located at 2764 Lake Sahara Drive, Suite 111, Las Vegas, Nevada 89117, telephone number (702) 851-1348; fax number (702) 838-5130 . Our fiscal year end is October 31st.

As of October 31, 2004, the end of the most recent fiscal period, BCEI had raised $22,300 through the sale of common stock. There is $19,106 of cash on hand and in the corporate bank account. BCEI currently has liabilities of $ 3,000 for expenses accrued during the start-up of the corporation. In addition, BCEI anticipates the costs associated with this offering will be approximately $6,827. As of the date of this prospectus we have not yet generated or realized any revenues from our business operations. The following financial information summarizes the more complete historical financial information as indicated on the audited financial statements of BCEI filed with this prospectus.

Concurrent Offering By Selling Shareholders

A group of selling shareholders is endeavoring to sell their shares of common stock at the same time BCEI is conducting this offering. The percentage of total outstanding common stock being offered by the selling shareholders is 22.6%. The price at which the selling shareholders offer their shares is a fixed price of $0.20 per share for the duration of the offering. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock. BCEI will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Information About The Offering

Securities being Offered by Selling Shareholders, Common Stock, par value $0.001	Up to 3,040,000 shares of common stock. 2,040,000 common shares being offered by selling shareholders. 1,000,000 shares of common stock being offered by BCEI.
Offering Price Per Share by BCEI and Selling Shareholders	$0.20 per share for the duration of the offering.
Number of Shares Outstanding Before the Offering of Common Shares	9,040,000 common shares are currently issued and outstanding. 2,040,000 of the issued and outstanding shares are to be sold under this prospectus by existing security shareholders.
Number of Shares Outstanding After the Offering	10,040,000 common shares (if maximum is sold).
Minimum Number of Shares to be Sold in this Offering	None
Use of Proceeds	BCEI will not receive any proceeds from the sale of the common stock by the selling shareholders. If all 1,000,000 common shares being offered by BCEI are sold the total gross proceeds to BCEI would be $200,000. The total expenses associated with this offering; including the preparation of this registration statement has been estimated at $6,827.
Offering Period	The shares are being offered for a period not to exceed 90 days from the date this Prospectus is effective with the Security and Exchange Commission, unless extended by the Company for an additional 90 days.
Terms of the Offering	The selling security shareholders will determine when and how they will sell the common stock offered in this prospectus.

Summary of Financial Information

Balance Sheet	As of October 31, 2004
Total Assets	$ 19,106
Total Liabilities	$ 3,000
Stockholder's Equity	$ 16,106
Operating Data	**June 7, 2004 (inception) through October 31, 2004**
Revenue	$0
Net Loss	($ 6,194)
Net Loss Per Share	($0.00)

BCEI has had no revenues and has achieved losses since inception. BCEI has had no operations, and has been issued a going concern opinion upon the sole reliance of the sale of our common stock to fund future operations.

RISK FACTORS

Please consider the following risk factors before deciding to invest in our common stock.

Auditor's Going Concern

1. THERE IS SUBSTANTIAL DOUBT ABOUT BCEI'S ABILITY TO CONTINUE AS A GOING CONCERN

Our auditor's report on our October 31, 2004 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Because our officer and director may be unable or unwilling to loan or advance any additional capital to BCEI, we believe that if we do not raise at least $40,000 from our offering, we may be required to suspend or cease exploration activity within 12 months. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to continue its exploration activity. See "October 31, 2004 Audited Financial Statements - Auditors Report."

BCEI incurred an accumulative net loss of ($ 6,194) for the period from inception to October 31, 2004, and we have no revenue. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral properties. We plan to seek additional funds through private placements of our common stock and/or through debt financing. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

Risks Related To Our Financial Condition

2. IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, WHICH WILL RESULT IN THE COMPLETE LOSS OF YOUR INVESTMENT

Our current operating funds are adequate for the next twelve months. BCEI's cash balance as of October 31, 2004, is $ 19,106. BCEI will require additional financing in order to complete an exploration program. If our exploration programs are successful in discovering ore of commercial tonnage and grade, we will require additional funds in order to place the Pun and the Tim property mineral licenses into commercial production. Further, we will require additional financing to sustain business operations if we are not successful in earning revenues once exploration is complete. Currently we do not have any arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required.

Obtaining additional financing would be subject to a number of factors, the known material factors being market prices for precious and commercial minerals, investor acceptance of our mineral licenses, and investor sentiment. These factors may make the timing, amount, terms, or conditions of additional financing unavailable to us. See "Description of Business."

3. BECAUSE WE LACK AN OPERATING HISTORY, WE FACE A HIGH RISK OF BUSINESS FAILURE, WHICH MAY RESULT IN THE LOSS OF YOUR INVESTMENT

BCEI is an exploration stage company and has not even begun the initial stages of exploration of our mineral licenses, and thus we have no way to evaluate the likelihood that we will be able to operate the business successfully. We were incorporated on June 7, 2004 and to date have been involved primarily in organizational activities, the acquisition of the Pun and Tim property mineral licenses, and obtaining historic geological information on our mineral licenses. Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral properties. We can not guarantee we will be successful in generating revenue in the future. As of the date of this Prospectus, we have not earned any revenue. Failure to generate revenue will cause us to go out of business, which will result in the complete loss of your investment.

4. IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND/OR PAY ANNUAL FEES, OUR MINERAL CLAIMS WILL LAPSE AND BE LOST

BCEI must complete mineral exploration work on our Pun as well as Tim property licenses; file and submit any geological data obtained from the licenses with the Canadian mining regulatory authorities regarding the work completed; and pay annual license fees on claims. If we do not conduct any mineral exploration on our claims or make the required payments, then our licenses will lapse and we will lose all interest in these Canadian mineral licenses. The expiration dates of the mineral claims are currently April 8, 2005 for both the Pun and Tim claims. The Licensee holder has the right to obtain extensions of the term of an exploration license for two (2) years each, upon fulfilling the terms and conditions of the Mineral Laws of Canada.

5. BECAUSE THE COMPANY ANTICIPATES OPERATING EXPENSES WILL INCREASE PRIOR TO EARNING REVENUE, WE MAY NEVER ACHIEVE PROFITABILITY

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenue. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenue from the exploration of mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that the Company will prove successful. We cannot provide investors with any assurance that we will generate any operating revenue or ever achieve profitable operations. If we are unable or unsuccessful at addressing these risks, there is a high probability that our business will fail, which will result in the loss of your entire investment.

6. BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION, THERE IS SUBSTANTIAL RISK THAT NO COMMERCIALLY EXPLOITABLE MINERALS WILL BE FOUND WHICH WILL CAUSE US TO GO OUT OF BUSINESS, AND RESULT IN THE COMPLETE LOSS OF YOUR INVESTMENT

The search for valuable minerals as a business is extremely risky. We cannot provide investors with any assurance that our mineral claims contain commercially exploitable reserves of minerals. Exploration for minerals is a speculative venture involving substantial risk. The expenditures to be made by us in the exploration of the mineral claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In addition, there is always the risk that a planned exploration program may cost more to complete than budgeted. These factors may cause us to be unable to complete our business plan. We will go out of business if we are unable to earn revenue, which would result in the entire loss of your investment.

7. BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such possible liabilities may have a material adverse effect on our financial position. We do not have any insurance that would cover these potential liabilities, as no such insurance exists.

8. BECAUSE ACCESS TO THE BCEI's MINERAL CLAIMS MAY BE RESTRICTED BY INCLEMENT WEATHER, WE MAY BE DELAYED IN OUR EXPLORATION EFFORTS

Access to the Pun and Tim properties' mineral licenses will be restricted during certain times of the year due to inclement weather in the area. The Pun and Tim properties' mineral licenses are located in British Columbia, Canada. Both of the properties are located in a mountainous region with limited access. Moderate weather allows for field work throughout most of the year, however, winter storms may cause delays or postponement of field work.

Risks Related To Our Market and Strategy

9. IF WE ARE UNABLE TO HIRE AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN RESULTING IN FAILURE OF THE BUSINESS

Our success is largely dependent upon our ability to hire highly qualified personnel. This is particularly true in a highly technical business such as mineral exploration. These individuals may be in high demand and we may not be able to attract the necessary personnel. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may lose such employees after they are hired. Currently, we have not hired any key personnel. Our inability to hire key personnel when needed may have a significant negative impact on our business.

10. BECAUSE OUR SOLE OFFICER/DIRECTOR HAS OTHER OUTSIDE BUSINESS ACTIVITIES AND MAY NOT BE IN A POSITION TO DEVOTE A MAJORITY OF HIS TIME TO OUR EXPLORATION ACTIVITY; OUR EXPLORATION ACTIVITY MAY BE SPORADIC WHICH MAY RESULT IN PERIODIC INTERRUPTIONS OR SUSPENSIONS OF EXPLORATION OR BUSINESS FAILURE

Mr. Sharan, our sole officer and director, has other outside business activities and will only be devoting approximately 10-12 hours per week to our operations; our operations may be sporadic and occur at times which are convenient to Mr. Sharan, which may result in periodic interruptions or suspensions of exploration. If the demands of the Company's business require the full business time of the executive officer, he is prepared to adjust his timetable to devote more time to the Company's business. However, there can be no assurance that the sole executive officer will be able to devote sufficient time to the management of the Company's business, as and when needed.

11. BECAUSE THE SOLE EXECUTIVE OFFICER DOES NOT HAVE TECHNICAL TRAINING OR EXPERIENCE FOR, STARTING, AND OPERATING AN EXPLORATION PROGRAM, WE WILL BE REQUIRED TO HIRE QUALIFIED PERSONNEL. IF WE CANNOT LOCATE QUALIFIED PERSONNEL, WE MAY BE REQUIRED TO SUSPEND OR CEASE EXPLORATION ACTIVITY WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT

Our management has no experience in the exploration of precious metals nor has he ever started or conducted an exploration program. Further, our management has no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Management's decisions and choices may not take into account standard engineering or managerial approaches which mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

12. BECAUSE THE PROBABILITY OF AN INDIVIDUAL PROSPECT EVER HAVING RESERVES IS EXTREMELY REMOTE, IN ALL PROBABILITY OUR PROPERTY DOES NOT CONTAIN ANY RESERVES, AND ANY FUNDS SPENT ON EXPLORATION WILL BE LOST

Because the probability of an individual prospect ever having reserves is extremely remote, in all probability, our property does not contain any reserves, and any funds spent on exploration will be lost. Without ore reserves we cannot generate income and if we cannot generate income, we will be required to cease exploration activity. In the event we cease operations, we will continue to explore other mining properties in Canada and potentially throughout the world and seek to obtain option agreements with another company. We have no plans to, nor have we entered into any negotiations, understandings or agreements to acquire or be acquired by another company.

13. BECAUSE TITLE TO THE PROPERTY IS HELD IN THE NAME OF ANOTHER ENTITY, IF IT SHOULD BE TRANSFERRED TO SOMEBODY OTHER THAN BCEI WE WOULD HAVE TO CEASE OPERATIONS

Title to the property upon which we intend to conduct exploration activities is not held in our name. Title to the property is recorded in the name of our sole Officer and Director, Puneet Sharan. If Mr. Sharan transfers the property to a third person, the third person will obtain good title and we will have nothing. Since Mr. Sharan has a fiduciary duty to us in his capacity as our sole director, we will have a cause of action against Mr. Sharan for breach of fiduciary duty. The amount of damages will be the value of the property as of the time of the transfer, should that ever occur. If that happens we will be harmed in that we will not own any property and we will have to cease operations. Under British Columbia law title to British Columbia mining claims can only be held by British Columbia residents. In the case of corporations, title must be held by a British Columbia corporation. In order to comply with the law we would have to incorporate a British Columbia wholly owned subsidiary corporation and obtain audited financial statements. We believe those costs would be a waste of our money at this time since the legal costs of incorporating a subsidiary corporation, the accounting costs of audited financial statements for the subsidiary corporation, together with the legal and accounting costs of expanding this registration statement would cost many thousands of dollars. Accordingly, we have elected not to create the subsidiary at this time, but will do so if mineralized material is discovered on the property.

Risks Related To This Offering

14. WE CURRENTLY HAVE NO MARKET FOR OUR SHARES, THUS SHAREHOLDERS MAY BE UNABLE TO SELL THEIR SHARES AND EVEN IF A MARKET SHOULD DEVELOP, THE PRICE MAY BE VOLATILE AND SHAREHOLDERS MAY LOSE THEIR ENTIRE INVESTMENT

Although we intend to apply for listing of our common stock on the NASD Over-The-Counter Bulletin Board, currently, our stock is not traded and we cannot provide investors with any assurance that it will be traded, or if traded, whether a market will develop. If no market develops, the holders of our common stock may find it difficult to sell their shares. Further, even if a market develops, our common stock will be subject to fluctuations, causing our stock to be volatile.

In the event our shares are traded, our stock could be known as a "penny stock" which is subject to various regulations involving disclosures to be given to you prior to purchase of any penny stock. The U.S. Securities and Exchange Commission (the "SEC") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them. These disclosures require you to acknowledge you understand the risk associated with buying penny stocks and that you can absorb the entire loss of your investment. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is oftentimes volatile and you may not be able to buy or sell the stock when you want.

15. BECAUSE OUR COMPANY'S PRESIDENT CURRENTLY OWNS 77% OF THE OUTSTANDING COMMON STOCK, INVESTORS MAY FIND DECISIONS MADE BY MANAGEMENT CONTRARY TO THEIR INTERESTS

Mr. Sharan, our sole officer and director currently owns more than 77% of the outstanding shares and will own 69.7% if the maximum shares are sold for this offering. As a result he will be able to decide who will be directors and control the direction of the Company. His interests may differ from the interests of the other stockholders. Factors that could cause his interests to differ from the interest of other stockholders include the impact of corporate transactions on business time and the ability of him to continue to manage the business, in terms of the amount of time he is able to devote to the Company.

16. BECAUSE WE DO NOT HAVE AN ESCROW OR TRUST ACCOUNT FOR INVESTOR'S SUBSCRIPTIONS, IF WE FILE FOR BANKRUPTCY PROTECTION OR ARE FORCED INTO BANKRUPTCY PROTECTION, INVESTORS WILL LOSE THEIR ENTIRE INVESTMENT

Invested funds for this offering will not be placed in an escrow or trust account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors and will not be used for exploration.

Risks Related To Legal Uncertainty

17. OUR BUSINESS MAY BE NEGATIVELY AFFECTED IF THE COMPANY BECOMES SUBJECT TO BURDENSOME GOVERNMENT REGULATIONS ON EXPROPRIATION OR OTHER LEGAL UNCERTAINTIES SUCH AS TAX AND ENVIRONMENTAL LIABILITIES IN BRITISH COLUMBIA CANADA

There are several governmental regulations that materially restrict the use and development of ore. In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase the costs of doing business and prevent us from exploring or developing ore deposits. The growth of demand for ore may also be significantly slowed, and limit our ability to generate revenue. In addition, new laws and regulations may be adopted and/or existing laws may be applied to exploration and mining that have not as of yet been applied. Any change in laws may increase the Company's cost of doing business within British Columbia which overall, may affect the financial condition of our company and ultimately harm operating results.

General Overall Risks Related to Investing in Our Company

18. BECAUSE WE ARE A PRE-EXPLORATION AND DEVELOPMENT STAGE COMPANY, WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE

We do not anticipate paying dividends on our Common Stock in the foreseeable future but we plan to retain earnings, if any, for the operation, growth, and expansion of our business.

19. BECAUSE OUR MINING OPERATIONS ARE IN A FOREIGN COUNTRY, WE ARE SUBJECT TO FOREIGN CURRENCY FLUCTUATION WHICH MAY ADVERSELY AFFECT OUR COMPANY

Our mining operations are in a foreign country and are subject to foreign currency fluctuation and such fluctuation may adversely affect our financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, we may suffer losses. Such fluctuations may also influence future contribution margins.

20. OUR SOLE OFFICER/DIRECTOR AND CURRENT SHAREHOLDERS OF OUR COMPANY ARE ALL NON-RESIDENTS OF THE UNITED STATES AND THUS MAY BE A CAUSE FOR CONCERN REGARDING THE FUTURE OF THE COMPANY AND ITS GENERAL DIRECTION

Our sole officer/director of the Company, and all of the current shareholders, are non-residents of the United States. Accordingly, investors in this offering may not feel comfortable investing in a company whose management is outside of the country and may be uneasy regarding the future stability of the company. There can be no assurance management will ever be run by residents of the United States.

Forward-Looking Statements

This prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relating to our planned mining exploration and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to, among other things, (a) our projected profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operation" and "Description of Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will be able to continue mining exploration on a timely basis, that we will attract customers, that there will be no material adverse competitive or regulatory change in conditions in our business, that our President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting our business. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in this "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations, which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of development and maintenance, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis – no minimum of shares must be sold in order for the offering to proceed. The offering price per share is $0.20. The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering by the company.

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
GROSS PROCEEDS FROM THIS OFFERING	$ 50,000	$ 100,000	$ 150,000	$ 200,000
Less: OFFERING EXPENSES	=========	=========	==========	=========
Legal and Accounting	4,000	4,000	4,000	4,000
SEC Filing Fee	77	77	77	77
Printing	250	250	250	250
Transfer Agent	2,500	2,500	2,500	2,500
TOTAL	**$ 6,827**	**$ 6,827**	**$ 6,827**	**$ 6,827**
Less: EXPLORATION EXPENDITURES				
Consulting Services	9,000	18,000	27,000	36,000
Core Drilling	28,000	56,000	84,000	112,000
Analyzing Sample	4,000	10,000	15,000	20,000
TOTAL	**$ 41,000**	**$ 84,000**	**$ 126,000**	**$ 168,000**
Less: ADMINISTRATION EXPENSES				
Office, Stationery, Telephone	2,000	2,000	2,000	2,000
Secretary	0	0	0	12,000
Less: LOAN TO OFFICER				
Initial Start-Up Cost(incorporation, filings)	2,478	2,478	2,478	2,478
Staking of Claims	[1]	3,716	3,716	3,716
TOTAL	**2,478**	**6,194**	**6,194**	**6,194**
	=========	==========	==========	=========
TOTALS	**$ 52,305 [2]**	**$ 97,021**	**$ 139,021**	**$ 193,021**

The above figures represent only estimated costs.

Exploration expenditures consist of fees to be paid for consulting services connected with exploration, the cost of core drilling, and cost of analyzing core samples. We are not going to spend any sums of money or implement our exploration program until this offering is completed. We have not begun exploration. Consulting fees and associated costs will not be more than $41,000 to complete our exploration program. We anticipate that our exploration program will be completed within three month if at least 25% of the shares are sold in the offering, which would result in $50,000 of proceeds to BCEI. Core drilling will cost approximately $20.00 per foot. We will drill as many holes as proceeds from the offering allow. We estimate it will cost from $4,000 up to $20,000 to analyze the core samples. We cannot be more specific about the application of proceeds for exploration, because we do not know what we will find. Management believes an attempt to be more specific would likely result in numerous amendment to this registration statement as every time an event occurred that would change our allocation, we would be required to amend the Prospectus. We believe that the process of amending the registration statement would take an inordinate amount of time and not be in investors' best interest in that we would have to spend money for legal fees which could otherwise be spent on exploration.

We have allocated a wide range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. If we discover significant quantities of mineral, we will begin technical and economic feasibility studies to determine if we have reserves. Only after we have reserves will we consider developing the property.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $200,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

* our lack of operating history
* the proceeds to be raised by the offering
* the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and
* our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

If 100% of the Shares Are Sold:
Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 10,040,000 shares to be outstanding will be $ 216,106 or approximately $0.021 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.018 per share without any additional investment on their part. You will incur an immediate dilution from $0.20 per share to $0.021 per share. After completion of this offering, if 1,000,000 shares are sold, you will own approximately 9.6% of the total number of shares then outstanding for which you will have made a cash investment of $200,000, or $0.20 per share. Your percentage of capital contribution will be 90%. Our existing stockholders will own approximately 90.4% of the total number of shares then outstanding, for which they have made contributions of cash and/or services and/or other assets, totaling $ 22,300, or approximately $0.0021 per share.

If 75% of the Shares Are Sold:
Upon completion of this offering, in the event 75% of the shares are sold, the net tangible book value of the 9,790,000 shares to be outstanding will be $ 172,300, or approximately $0.017 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.01 per share without any additional investment on their part. You will incur an immediate dilution from $0.20 per share to $0.017 per share. After completion of this offering, if 750,000 shares are sold, you will own approximately 7.4% of the total number of shares then outstanding for which you will have made a cash investment of $150,000, or $0.20 per share.

Your percentage of capital contribution will be 87%. Our existing stockholders will own approximately 92.6% of the total number of shares then outstanding, for which they have made contributions of cash and/or services and/or other assets, totaling $22,300, or approximately $0.0022 per share.

If 50% of the Shares Are Sold:
Upon completion of this offering, in the event 50% of the shares are sold, the net tangible book value of the 9,540,000 shares to be outstanding will be $122,300, or approximately $0.013 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.01 per share without any additional investment on their part. You will incur an immediate dilution from $0.20 per share to $0.013 per share. After completion of this offering, if 500,000 shares are sold, you will own approximately 5.2% of the total number of shares then outstanding for which you will have made a cash investment of $100,000, or $0.20 per share. Your percentage of capital contribution will be 81.7%. Our existing stockholders will own approximately 94.8% of the total number of shares then outstanding, for which they have made contributions of cash and/or services and/or other assets, totaling $22,300, or approximately $0.0023 per share.

If 25% of the Shares are Sold: Upon completion of this offering, in the event 25% of the shares are sold, the net tangible book value of the 9,290,000 shares to be outstanding will be $72,300, or approximately $0.0078 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.005 per share without any additional investment on their part. You will incur an immediate dilution from $0.20 per share to $0.0078 per share. After completion of this offering, if 250,000 shares are sold, you will own approximately 2.6% of the total number of shares then outstanding for which you will have made a cash investment of $50,000, or $0.20 per share. Your percentage of capital contribution will be 69.1%. Our existing stockholders will own approximately 97.4% of the total number of shares then outstanding, for which they have made contributions of cash and/or services and/or other assets, totaling $22,300, or approximately $0.0024 per share.

The following tables compare the differences of your investment in our shares with the investment of our existing stockholders.

Existing Stockholders if all of the Shares are Sold

Price per share	$ 0.20
Net tangible book value per share before offering	$ (0.002)
Potential gain to existing shareholders	$ 200,000
Net tangible book value per share after offering	$ 0.022
Increase to present stockholders in net tangible book value per share after offering	$ 0.02
Capital contributions	$ 22,300
Number of shares outstanding before the offering	9,040,000
Number of shares after offering held by existing stockholders	9,040,000
Percentage of ownership after offering	90%

Purchasers of Shares in this Offering if all Shares Sold

Price per share	$ 0.20
Dilution per share	$ 0.183
Capital contributions	$ 200,000
Percentage of Capital Contributions	90%
Number of shares after offering held by public investors	1,000,000

Percentage of ownership after offering	9.6%

Purchasers of Shares in this Offering if 75% of Shares Sold

Price per share	$ 0.20
Dilution per share	$ 0.183
Capital contributions	$ 175,000
Percentage of Capital Contributions	87%
Number of shares after offering held by public investors	750,000
Percentage of ownership after offering	7.4%

Purchasers of Shares in this Offering if 50% of Shares Sold

Price per share	$ 0.20
Dilution per share	$ 0.187
Capital contributions	$ 100,000
Percentage of Capital Contributions	82%
Number of shares after offering held by public investors	500,000
Percentage of ownership after offering	5.2%

Purchasers of Shares in this Offering if 25% of Shares Sold

Price per share	$ 0.20
Dilution per share	$ 0.192
Capital contributions	$ 50,000
Percentage of Capital Contributions	69%
Number of shares after offering held by public investors	250,000
Percentage of ownership after offering	2.6%

SELLING SECURITY HOLDERS

The following table sets forth information as of October 31, 2004, with respect to the beneficial ownership of our common stock both before and after the offering. The table includes all those who beneficially own any of our outstanding common stock AND are selling their shares in the concurrent offering. **NOTE:** *Our sole office and director, Puneet Sharan, as of the date of this Prospectus owns 7,000,000 common shares, which are subject to Rule 144 restrictions.*

The percentages determined in these calculations are based upon 9,040,000 of our common shares issued and outstanding as of the date of this Prospectus. The following table shows the number of shares and percentage before and after the public offering:

Name and Address of Beneficial Owners of Common Stock	Ownership Before Offering	Average Price per Share	% Before Offering (1)	Ownership After Offering If None of the Shares are Sold	% After Offering If none of the Shares are Sold	Ownership After Offering If All of the Shares are Sold	% After Offering If all the Shares are sold (2)
Anthony Tai #40-6588 Barnard Drive Richmond, BC Canada	200,000	$.0075	2.2%	200,000	2.0%	200,000	1.9%
Jia Fang Tang 9525 116A Street Delta, BC Canada	200,000	$.0075	2.2%	200,000	2.0%	200,000	1.9%
LeMaire Family Trust	200,000	$.0075	2.2%	200,000	2.0%	200,000	1.9%

138 19639 Meadows Gardens Way Pitt Meadows, BC Canada							
John Kardos 4750 The Highway West Vancouver, BC Canada	200,000	$.0075	2.2%	200,000	2.0%	200,000	1.9%
Dixon Wong 620-650 West 41st Ave. Vancouver, BC Canada	280,000	$.0075	3.1%	280,000	3.1%	280,000	3.1%
Ian Becket 3970 Southwood Street Burnaby, BC Canada	280,000	$.0075	3.1%	280,000	3.1%	280,000	3.1%
Haining Yang 7095 115th Street Delta, BC Canada	280,000	$.0075	3.1%	280,000	3.1%	280,000	2.8%
Sharon Proudfoot 2811 7th Ave. N.W. Calgary, Alberta Canada	400,000	$.0075	4.4%	400,000	4.4%	400,000	4.0%

(1) Based on 9,040,000 common shares outstanding prior to the primary offering.
(2) Based on 10,040,000 common shares outstanding if all shares are sold in the primary offering.
• *Except as pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.*

PLAN OF DISTRIBUTION

We are offering 1,000,000 shares on a self-underwritten basis. The offering price is $0.20 per share for the duration of the offering.

A group of selling shareholders is endeavoring to sell their shares of common stock at the same time and at the same price of $0.20 we are conducting this offering. The percentage of the total outstanding common stock being offered by the selling shareholders is approximately 22.5% based upon 9,040,000 of our common shares that are issued and outstanding as of the date of this Prospectus. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock.

We will sell the shares only through Puneet Sharan, our president and a director. Mr. Sharan will receive no commission from the sale of any shares. He will not register as a broker/dealer under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that:

1. The person is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,
2. The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
3. The person is not at the time of their participation, an associated person of a broker/-dealer; and,
4. The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Mr. Sharan is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. He is and will continue to be our president and a director at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. Mr. Sharan has not during the last twelve months and will not in the next twelve months offer or sell securities for another corporation. Mr. Sharan ceased being a "broker" in 1997 and did not become an officer/director of our Company until June, 2004. Pursuant to Canadian securities regulations, Mr. Sharan must be employed and insured by a licensed Canadian brokerage house in order to be employed as a broker. As such, as stated earlier, Mr. Sharan is not a "broker" and has not been a "broker" for nearly seven years, since 1997. Mr. Sharan is not selling any of his shares in this offering and has not sold nay during the last twelve months.

Only after our prospectus is effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various states or provinces where the offering will be registered. We will not use the Internet to advertise our offering. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

We confirm that we have not engaged and will not be engaging a finder in connection with this offering.

We intend to sell our shares outside of the United States of America only.

Offering Period and Expiration Date

This offering will start on the date of this prospectus and continue for a period of 90 days. We may extend the offering period for an additional 90 days, or unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must

1. Execute and deliver a subscription agreement
2. Deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to "BOULDER CREEK EXPLORATIONS, INC."

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All moneys from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings and to our knowledge; no such proceedings are threatened or contemplated by any party.

Puneet Sharan, President of our company, was party to a disciplinary action by the Vancouver Stock Exchange in August of 1997, for failing to appreciate the trading patterns of certain client accounts while employed as a broker and Approved Person of the Vancouver Stock Exchange. The action was based upon Mr. Sharan's failure to meet the Vancouver Exchange's standard expected as a gatekeeper while in the capacity of a broker. The matter was resolved by way of settlement and is no longer a pending issue. The Company believes this historical matter will have no impact on its future business prospects.

BUSINESS

General

We were incorporated in the State of Nevada on June 7, 2004. We are engaged in the acquisition and exploration of mining properties. Our United States and statutory registered agent's office is located at 2764 Lake Sahara Drive, Suite 111, Las Vegas, Nevada 89117, telephone (702) 851-1348, fax (702) 838-5130 and our Vancouver Canada office is located at 1450 Sasamat Street, Vancouver, British Columbia, V6R4G4, Canada. Our telephone number is (604) 719-8658. This is the home of Puneet Sharan, our president. We currently use this space on a rent-free basis.

We have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause us to change our plans.
We have no revenues, have achieved losses since inception, have no operations, have been issued a going concern opinion and rely upon the sale of our securities to funds operations.

Background

In April 2004, our President, Puneet Sharan, acquired two mineral claims in British Columbia, Canada by purchasing for C$1 the same from Clive Ashworth, a non-affiliated third party. The claims are both located within the Lillooet Mining Division of the Ministry of Sustainable Resource Management. Both the Pun and Tim claims are four post claims, and they both consist of 18 units. The claims are identified as follows:

Tenure Number	Claim Name	Issue Date	Tag Number
409538	Pun	April 8, 2004	233318
409539	Tim	April 8, 2004	233317

21

Canadian jurisdictions allow a mineral explorer to claim a portion of available Crown lands as its exclusive area for exploration by depositing posts or other visible markers to indicate a claimed area. The process of posting the area is known as staking. The claims were staked prior to Mr. Sharan's purchase. The claims are recorded in the name of Puneet Sharan to avoid paying an additional fee. Mr. Sharan has not provided us with a signed or executed bill of sale in our favor. Mr. Sharan will issue a Bill of Sale to a subsidiary corporation to be formed by us should mineralized material be discovered on the property.

Under British Columbia law title to British Columbia mining claims can only be held by British Columbia residents. In the case of corporations, title must be held by a British Columbia corporation. Since we are an American corporation, we can never possess legal mining claim to the land. In order to comply with the law we would have to incorporate a British Columbia wholly owned subsidiary corporation and obtain audited financial statements. We believe those costs would be a waste of our money at this time since the legal costs of incorporating a subsidiary corporation, the accounting costs of audited financial statements for the subsidiary corporation, together with the legal and accounting costs of expanding this registration statement would cost many thousands of dollars. Accordingly, we have elected not to create the subsidiary at this time, but will do so if mineralized material is discovered on the property.

In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned British Columbia subsidiary corporation and Mr. Sharan will transfer title to the property to the wholly owned subsidiary corporation. We are in possession of the unrecorded deed and the decision to record or not record is solely within our province. Should Mr. Sharan transfer title to another person and that deed is recorded before we record our documents, that other person will have superior title and we will have none. If that event occurs, we will have to cease or suspend operations. However, Mr. Sharan will be liable to us for monetary damages for breach of his fiduciary duty to us. If that occurs, we would sue Mr. Sharan for the loss of your investment.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Company's property, that is the province of British Columbia. In the nineteenth century the practice of reserving the minerals from fee simple Crown grants was established. Legislation now ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Company's property is one such acquisition. Accordingly, fee simple title to the Company's property resides with the Crown.

The Company's claims are mining leases issued pursuant to the British Columbia Mineral Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The property is unencumbered, that is there are no claims, liens, charges or liabilities against the property, and there are no competitive conditions that are the action of some unaffiliated third party, which could affect the property. Further, there is no insurance covering the property and we believe that no insurance is necessary since the property is unimproved and contains no buildings or improvements.

To date we have not performed any work on the property. We are presently in the exploration stage and we cannot guarantee that a commercially viable mineral deposit, a reserve, exists in the property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. There are no native land claims that affect title to the property. We have no plans to try to interest other companies in the property if mineralization is found. If mineralization is found, we will try to develop the property ourselves.

Current Project - Location and Access and Physiography

The Pun and Tim claim groups are located in the Lillooet Mining Division, approximately 75 miles (120 kilometers) north of Vancouver, British Columbia and 9 miles (14.5 kilometers) east of Pemberton, British Columbia on the northwest shore of Lillooet Lake.

Access to the claim group is by a logging road that begins at the Pemberton airport and follows the west shore of Lillooet Lake through the claims.

The property is undeveloped. There are no plants or equipment located thereon. There are no mines, open pit or underground, on the property. There is no power source on the property. We intend to use gasoline powered generators for electricity when we begin exploration.

Title to the two mining claims is recorded in the name of Puneet Sharan, our President. There are no mortgages, liens, or other encumbrances against the property.

There is no general competitive conditions to which the property is subject. We are the only entity that can explore the property. The property is entirely undeveloped and in the opinion of management does not need insurance coverage.

The property is on moderate to steep terrain. Elevation varies from 660 feet on the lakeshore to 4500 feet at the northwest corner of the claims. Vegetation consists of mature Douglas Fir, Hemlock, and Spruce forest. Moderate weather allows for field work throughout most of the year, however, winter storms may cause delays or postponement of field work.

Property Status

The Pun and Tim Claims are held 100% by Puneet Sharan and consist of 18 units each and are located in the Lillooet Mining Division of British Columbia. Mr. Sharan purchased the claim group from Mr. Clive Ashworth.

In its ongoing research of the area, management has found vague references to various work projects on the property over the last several decades. However, absolutely no complete or conclusive research is available to management at the time of this registration statement. Management will continue its attempt to gather any previously documented information or research generated from any historical work projects on the area.

Management cannot guarantee or provide any assurance that the claims will produce any commercially viable quantity of any precious metal in the future. Investors should not conclude BCEI will be successful in its exploration for a precious metal based upon the fact the property was previously researched. Management does NOT have any research that indicates or concludes that precious metals will be prevalent on the property.

Proposed Exploration Program

The Company must conduct exploration to determine what amount of minerals, if any, exist on our property and if any minerals which are found can be economically extracted and profitably processed.

We intend to implement an exploration program which consists of core sampling. Core sampling is the process of drilling holes to depths up to 1,400 feet in order to extract samples of earth. We will hire a consultant to determine where drilling will occur on the property. The samples will be tested to determine if mineralized material is located on the property. Based upon the tests of the core samples, we will determine if we will terminate operations; proceed with additional exploration of the property; or develop the property. The proceeds from this offering are designed to only fund the costs of core sampling and testing. This exploration program should take approximately three months.

We estimate the cost of core sampling will be $20.00 per foot drilled. The amount of drilling will be predicated upon the amount of money raised in this offering and is estimated from a minimum $ 28,000 to a maximum of $ 112,000. We estimate that an exploration consultant(s) will cost a minimum of $ 3,000 per month to a maximum of $ 12,000 per month for services during the three month period or a total of $ 9,000 to $ 36,000. The total cost for analyzing the core samples is estimated at $ 4,000 to $ 20,000. We anticipate drilling ninety days after this offering is closed, weather permitting. To date, we have not paid any fees for any exploration consultant. See "Use of Proceeds" specifically "Exploration Expenditures" for a more detailed analysis of anticipated costs associated with the exploration plan.

We do not claim to have any minerals or reserves whatsoever at this time on the property. At any phase, if we find that we do not have adequate funds to complete a phase, we will suspend our operations and attempt to raise more money so we can proceed. If we cannot raise the capital to proceed, we may be forced to terminate operations altogether and investors would lose their entire investment in the Company.

Competitive Factors

The minerals mining industry is fragmented. We compete with other exploration companies looking for minerals. We are one of the smallest exploration companies in existence. We are an infinitely small participant in the minerals mining market. While we compete with other minerals exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available minerals markets exist in Canada and around the world for the sale of precious metals. Therefore, we will be able to sell any minerals that we are able to recover.

Regulations

Our mineral exploration program is subject to the Canadian Mineral Tenure Act Regulation. This act sets forth rules for:

- locating claims
- posting claims
- working claims
- reporting work performed

We are also subject to the British Columbia Mineral Exploration Code, which tells us how and where we can explore for minerals. We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in British Columbia. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1. Health and safety
2. Archaeological sites
3. Exploration access

We are responsible to provide a safe working environment, not disrupt archaeological sites, and conduct our activities to prevent unnecessary damage to the property.

We will secure all necessary permits for exploration and, if development is warranted on the property, we will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake, or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits, and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what will be involved from an environmental standpoint.

We are in compliance with the act and will continue to comply with the act in the future.

Employees

Currently our employee consists of our Officer and Director, who at present is not being paid.

Employees and Employment Agreements

At present, we have no employees other than our Officer and Director, who has not been compensated. There are no employment agreements in existence. We presently do not have, pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our Director. During the exploration phases we intend to use the services of subcontractors for manual labor exploration work on the property and not hire employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up corporation attempting to engage in exploration of minerals. We have not yet generated or realized any revenues from business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the property. Our only other source for cash at this time is investments by others in this offering. We must raise cash to implement our project and stay in business. The minimum amount of the offering will allow us to operate for at least one year. Our success or failure will be determined by what we find under the ground. The more money we raise, the more core samples we can take. The more core samples we take, the more thorough our exploration will be conducted. Since we do not know what we will find under the ground, we cannot tell you if we will be successful even if we raise the maximum amount of this offering. We will not begin exploration of the property until we raise money from this offering.
To meet our need for cash we are attempting to raise money from this offering. Whatever money we do raise, will be applied to the items set forth in the Use of Proceeds section of this prospectus. If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need from this offering to complete our exploration of the property, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others.

At present our sole officer and director is unwilling to make any commitment to loan us any money at this time, but will reconsider if mineralized material is discovered. His unwillingness to loan us additional money at this time is simply because he doesn't want to. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the maximum amount of money from this offering, it is estimated that it satisfy expenditures for twelve to fourteen months. Other than as described in this paragraph, we have no other financing plans.

We will be conducting research in the form of exploration of the property. Our exploration program is explained in as much detail as possible in the business section of this prospectus. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until have located a body of ore and we have determined it is economical to extract the ore from the land. We do not intend to seek interest from other companies in the property if we find mineralized materials as we intend to try to develop the reserves ourselves. If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. Attempting to raise additional capital after failing in any phase of our exploration plan would be difficult. As such, if additional proceeds cannot be secured by us we will have to cease operations and investors would lose their entire investment.

Management does not plan to hire additional employees at this time. All of the work on the property will be conduct by unaffiliated independent contractors that we will retain and such services will be dependant on the amount of proceeds we receive from this offering (See "Use of

Proceeds"). The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The consultant(s) will evaluate the information derived from the exploration and excavation and advise us on the economic feasibility of removing the mineralized material.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. Boulder Creek Explorations, Inc. was incorporated in the State of Nevada in June of 2004; we are an development stage company attempting to explore for precious metals and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services (See "Risk Factors").

To become profitable and competitive, we must conduct research as to the economic viability of exploration of our properties before we start production of any minerals we may find. We are seeking equity financing though this offering to provide for the capital required to implement our research and exploration phases. Equity financing could result in additional dilution to existing shareholders. There is no assurance we will receive the required financing to conduct our intended exploration of the property (See "Use of Proceeds" and "Risk Factors").

Even if we are successful in raising proceeds from this offering we have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations.

Results of Operations

Since inception (June 7, 2004) to October 31, 2004 BCEI has spent a total of $ 6,194 on start-up costs (approximately $ 2,478) and expenses related to the staking of the two claims (approximately $ 3,716). BCEI has not generated any revenue from business operations. All proceeds currently held by BCEI are the result of the sale of common stock.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. On July 10, 2004 BCEI issued 7,000,000 shares of common stock to the sole director and President for cash proceeds of $0.001 per share. On September 23, 2004 BCEI issued 1,760,000 common shares for cash proceeds of $0.0075 per share. On October 15, 2004 BCEI issued 280,000 shares to one investor for cash proceeds of $0.0075 per share. As of October 31, 2004, our total assets were $ 19,106 and our total liabilities were $ 3,000.


MANAGEMENT


Officers and Directors

Our sole director serves until his successor is elected and qualified. Our sole officer is elected by the board of directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present sole officer and director is set forth below:

Name and Address	Age	Position(s)
Puneet Sharan 1450 Sasamat Street Vancouver, BC Canada V6R 4G4	40	President, Principal Executive Officer, Treasurer and Principal Financial Officer and sole member of the Board of Directors

The persons named above have held their offices/positions since inception of our company and are expected to hold their offices/positions until the next annual meeting of our stockholders.

Background of Officers and Directors

Since June 2004, Puneet Sharan has been our president, chief executive officer, treasurer, chief financial officer and the sole member of the board of directors. Mr. Sharan, 40, received a Bachelors Degree in Commerce from the University of British Columbia in 1987. From 1987 to 1998, Mr. Sharan worked as a stockbroker in British Columbia. From 1998 to 2000, Mr Sharan was the General Manager of Forefront Ventures in Chihuahua, Mexico. He oversaw the construction of a 75-ton per day floatation mill for gold and silver in the Yoquivo mining district in Chihuahua. From 2000 to 2002 he worked as an independent stock market consultant with various public companies. Since 2003 Mr. Sharan has worked for Canadian Toys Vending in operations. He managed a distribution division in China for 7 months in 2003 and is currently working from their Vancouver headquarters.

Conflicts of Interest

At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional properties. The only conflict that we foresee is Mr. Sharan's devotion of time to projects that do not involve us. In the event that Mr. Sharan ceases devoting time to our operations, he has agreed to resign as an officer and director.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us from inception on June 7, 2004 through October 31, 2004. The compensation addresses all compensation awarded to, earned by, or paid to our named executive officer for the fiscal year ending October 31, 2004. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

			Annual Compensation			Awards	Long-Term Compensation Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Names Executive Officer and Principal Position	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	Other Annual Compen-sation (US$)

28

Puneet Sharan President	2004	0	0	0	0	0	0	0

We have not paid any salaries in 2004, and we do not anticipate paying any salaries at any time in 2004 or the first quarter of 2005. We will not begin paying salaries until we have adequate funds to do so. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Our directors do not receive any compensation for serving as members of the board of directors. As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

	Number of Shares After Offering	Percentage of Ownership After the Offering
Number of		

Name and Address Beneficial Ownership [1]	Shares Before the Offering	Assuming all of the Shares are Sold	Assuming all of the Shares are Sold
Puneet Sharan 1450 Sasamat Street Vancouver, British Columbia V6R 4G4 Canada	7,000,000	7,000,000	69.7%
All Officers and Directors as a Group (1 person)	7,000,000	7,000,000	69.7%

[1] The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his/its direct and indirect stock holdings. Mr. Sharan is the only "promoter" of our company.

Future Sales by Existing Stockholders

A total of 7,000,000 shares of common stock were issued to our sole officer and director, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition commencing on July 10, 2005. Under Rule 144, a shareholder can sell up to 1% of total outstanding shares every three months in brokers' transactions. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

Because our sole officer and director will control us after the offering, regardless of the number of shares sold, your ability to cause a change in the course of our operations is eliminated. As such, the value attributable to the right to vote is gone. This could result in a reduction in value to the shares you own because of the ineffective voting power.

No common stock is subject to outstanding options, warrants or securities convertible into common stock.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:

* have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
* are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
* do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
* are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, present stockholders will own approximate 10% of our outstanding shares.

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control. 78.378 through 78.3793 of the Nevada Revised Statutes relates to control share acquisitions that may delay to make more difficult acquisitions or changes in our control, however, they only apply when we have 200 or more stockholders of record, at least 100 of whom have addresses in the state of Nevada appearing on our stock ledger and we do business in this state directly or through an affiliated corporation. Neither of the foregoing events seems likely will occur. Currently, we have no Nevada shareholders and since this offering will not be made in the state of Nevada, no shares will be sold to Nevada residents. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do business in the state of Nevada in the future. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is **www.sec.gov**.

Stock Transfer Agent

We have not engaged the services of a transfer agent at this time, however, within the next twelve months we anticipate doing so. Until such a time a transfer agent is retained, BCEI will act as its own transfer agent.

CERTAIN TRANSACTIONS

Puneet Sharan, our President and sole Director, has not received and will not receive anything of value, directly or indirectly, from us and we have not received and will not receive any assets, services or other consideration from Mr. Sharan, other than the possible transfer of the mineral claims from his name.

In July 2004, we issued a total of 7,000,000 shares of restricted common stock to Puneet Sharan, our sole officer and director, for total consideration of $7,000.   This was accounted for as a purchase of common stock. September and October 2004, we issued 2,040,000 common shares for total consideration of $15,300, which was accounted for as a purchase of common stock.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our financial statements for the period from inception to October 31, 2004, included in this prospectus have been audited by MacKay LLP Chartered Accountants, 1100 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 4T5 as set forth in their report included in this prospectus. Their report is given upon their authority as experts in accounting and auditing.

James N. Barber, Attorney at Law, Suite 100, Bank One Tower 50 West Broadway, Salt Lake City, UT 84101 has acted as our legal counsel. Mr. Barber opined on the legality of the 3,040,000 shares of common stock offered through this prosepectus.

FINANCIAL STATEMENTS

Our fiscal year end is October 31. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by an Independent Chartered Accountant.

Our financial statements immediately follow:

FINANCIAL STATEMENTS	
Auditors Report	F3
Statement of Operations and Deficit	F4
Balance Sheet	F5
Statement of Stockholders' Equity	F6
Statement of Cash Flows	F7
NOTES TO THE FINANCIAL STATEMENTS	F8-F9

Boulder Creek Explorations, Inc.

(an Exploration Stage Enterprise)

Financial Statements

(Expressed in US Dollars)

October 31, 2004

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Financial Statements
(Expressed in US Dollars)

October 31, 2004

CHARTERED ACCOUNTANTS

MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC   V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

**To the Shareholders of
Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)**

We have audited the balance sheet of Boulder Creek Explorations, Inc. as at October 31, 2004 and the statement of operations, changes in stockholders' equity, and cash flows for the period from incorporation June 7, 2004 to October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2004 and the results of its operations and its cash flows for the period from incorporation June 7, 2004 to October 31, 2004 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada.   ***"MacKay LLP"***
November 19, 2004   **Chartered Accountants**

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Statement of Operations and Deficit
(Expressed in US Dollars)

For the period from incorporation June 7, 2004 to October 31, 2004

Administrative expenses		
Bank charges	$	100
Mining property costs		2,157
Office and miscellaneous		133
Professional fees		3,804
		6,194
Loss for the period		**(6,194)**
Deficit, beginning of period		**-**
Deficit accumulated during the exploration stage	**$**	**(6,194)**
Loss per share	**$**	**(0.00)**
Weighted average number of shares outstanding		**7,643,860**

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Balance Sheet
(Expressed in US Dollars)

October 31, 2004

Assets

Current
Cash | $ | 19,106

Liabilities

Current

Accounts payable and accrued liabilities | $ | 3,000

Stockholders' Equity

Common stock, $0.001 par value
75,000,000 shares authorized
9,040,000 shares outstanding | | **9,040**

Additional paid in capital | | 13,260

Deficit accumulated during
the exploration stage | | **(6,194)**

| | | **16,106**

| | $ | **19,106**

Approved by the Directors:

_____ Director   _____ Director

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Statement of Stockholders Equity
(Expressed in US Dollars)

For the period from incorporation June 7, 2004 to October 31, 2004

	Number of shares	Par value	Additional Paid in Capital	Deficit Accumulated During the Exploration Stage	Total
July 10, 2004 issue common shares for cash	7,000,000	$ 7,000	$ -	$ -	$ 7,000
September 23, 2004 issue common shares for cash	1,760,000	1,760	11,440	-	13,200
October 15, 2004 issue common shares for cash	280,000	280	1,820	-	2,100
Net loss for the period	-	-	-	(6,194)	(6,194)
Balance October 31, 2004	**9,040,000**	**$ 9,040**	**$ 13,260**	**$ (6,194)**	**$ 16,106**

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Statement of Cash Flows
(Expressed in US Dollars)

For the period from incorporation June 7, 2004 to October 31, 2004

Cash provided by (used for)

Operating activities
Loss for the period $ (6,194)

Change in non-cash working capital items:
Accounts payable and accrued liabilities 3,000

(3,194)

Financing activity
Issuance of share capital **22,300**

Increase in cash during the exploration stage **19,106**

Cash, beginning of period **-**

Cash, end of period $ **19,106**

Supplemental cash flow information

Interest paid $ -
Income taxes paid $ -

Boulder Creek Explorations, Inc.
(an Exploration Stage Enterprise)

Notes to the Financial Statements
(Expressed in US Dollars)

October 31, 2004

1. Nature of Operations

The company was incorporated in the State of Nevada on June 7, 2004. The company is engaged in the business of natural resource exploration in the Province of British Columbia, Canada.

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustment that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements. The company's ability to continue as a going concern is dependent upon achieving profitable operations and/ or upon obtaining additional financing. The outcome of these matters can not be predicted at this time.

2. Significant Accounting Policies

a) Exploration stage company

The company is considered to be in the exploration stage as defined in Statement of Financial Accounting Standards No. 7.

b) Natural resource properties

Natural resource properties consist of exploration and mining concessions, options and contracts. Acquisitions, leasehold costs and exploration costs are expensed as incurred until an independent feasibility study has determined that the property is capable of economic commercial production.

c) Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statement of operations.

d) Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding. The company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

e) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

October 31, 2004
(Expressed in US Dollars)

2. Significant Accounting Policies (continued)

f) Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

g) Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

h) Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

(Expressed in US Dollars)

3. Natural Resource Properties and Related Exploration and Development Expenses

The Company has acquired through its President, an option to purchase a 100% undivided interest in two mining claims in the Lillooet Mining Division of British Columbia, Canada. The claims are named TIM and PUN and comprise a total of 36 claim units.

Under the claim agreement, annual payments of $25,000 commencing January 1, 2008 are required as long as an interest is held in the claims, and minimum exploration expenditures of $15,000 and $40,000 are required on or before September 30, 2005 and 2006.

4. Common Stock

Shares issued for cash

On July 10, 2004 the company issued 7,000,000 common shares to the sole director and President of the company for cash proceeds of $0.001 per share.

On September 23, 2004 the company issued 1,760,000 common shares for cash proceeds of $0.0075 per share.

On October 15, 2004 the company issued 280,000 shares to one investor for cash proceeds of $0.0075 per share.

5. Related Party Transaction

The Company reimbursed the sole director and president $100 for office expenses paid on behalf of the company during the period.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

MacKay LLP Chartered Accountants, from their Vancouver, British Columbia office, are our auditors. There have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter.

Part II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Other Expenses of Issuance and Distribution

The estimated expenses of the offering, whether or not all shares are sold, all of which are to be paid by the registrant, are as follows:

Legal and Accounting	4,000	4,000	4,000	4,000
SEC Filing Fee	77	77	77	77
Printing	250	250	250	250
Transfer Agent	2,500	2,500	2,500	2,500
TOTAL	**$ 6,827**	**$ 6,827**	**$ 6,827**	**$ 6,827**

Recent Sales of Unregistered Securities

(a)   Prior sales of common shares

BCEI is authorized to issue up to 75,000,000 shares of common stock with a par value of $0.001. As of October 31, 2004, we had issued 7,000,000 common shares to the sole director and officer for total consideration of $7,000. In addition we have issued 2,040,000 common shares for total consideration of $15,300 to a total of eight (8) registered shareholders all of whom are resident outside the United States. There are no United States shareholders of record who own shares in BCEI.

BCEI is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the common shares.

During the past year, BCEI has sold the following securities which were not registered under the Securities Act of 1933, as amended:

July 10, 2004

BCEI issued 7,000,000 common shares to the sole director and President of the Company for cash proceeds of $0.001 per share.

September 23, 2004

BCEI issued 1,760,000 common shares to seven (7) individual investors for cash proceeds of $0.0075 per share.

October 15, 2004

BCEI issued 280,000 common shares to one (1) individual investor for cash proceeds of $0.0075 per share.

We issued the foregoing restricted shares of common stock to the above named nine (9) individuals pursuant to Regulation S of the Securities Act of 1933. None of the above are deemed to be accredited investors and each was in possession of all material information relating to BCEI. Further, no commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

All of the above investors are normally resident outside of the United States; the transaction took place outside the U.S.; no directed selling efforts were made in the U.S. by BCEI, any distributor, any affiliate or any person acting on behalf of the foregoing; the securities were offered and sold in a foreign (Canada) directed offering to residents thereof and in accordance with the rules and regulations of the B.C. Securities Commission.

(b)   Use of proceeds

We have spent a portion of the proceeds of the above private placements to pay for costs associated with this registration statement and we expect the balance of the proceeds will be mainly applied to further costs of this prospectus and administrative costs.

We shall report the use of proceeds on our first periodic report filed pursuant to sections 13(a) and 15(d) of the Exchange Act after the effective date of this registration statement and thereafter on each of our subsequent periodic reports through the later of the disclosure of the application of the offering proceeds or disclosure of the termination of this offering.

<p style="text-align:center">EXHIBITS</p>

The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation K. All exhibits have been previously filed unless otherwise noted.

Exhibit No.	Document Description
3.1	Articles of Incorporation
3.1	Certificate of Amendment
3.2	Bylaws of Alton Ventures, Inc.
4.1	Specimen Stock Certificate
5.1	Opinion of James N. Barber regarding the legality of the securities being registered
10.1	Option To Purchase Agreement
23.1	Consent of MacKay LLP Chartered Accountants
99.1	Subscription Agreement
99.1	Mining Claim Map

(b)   Description of Exhibits

Exhibit 3.1

Articles of Incorporation of Boulder Creek Explorations, Inc. dated June 7, 2004.

Exhibit 3.1

Certificate of Amendment to the Articles of Incorporation of Boulder Creek Explorations, Inc. dated September 20, 2004.

Exhibit 3.2

Bylaws of Boulder Creek Explorations, Inc.

Exhibit 4.1

Specimen Stock Certificate.

Exhibit 5.1

Opinion of James N. Barber Attorney At Law, Suite 100, Bank One Tower 50 West Broadway, Salt Lake City, UT dated December 1, 2004 regarding the legality of the securities being registered in this registration statement.

Exhibit 10.1

Option To Purchase Agreement between Boulder Creek Explorations, Inc. and Puneet Sharan of Vancouver, B.C., dated August 27, 2004 to acquire a 100% interest in the Pun and Tim mining claims.

Exhibit 23.1

Consent of MacKay LLP Chartered Accountants, 1100 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 4T5 regarding the use in this registration statement of their report of the auditors and financial statements of Boulder Creek Explorations for the period ending October 31, 2004.

Exhibit 99.1

Subscription Agreement

Exhibit 99.1

Mining Claim Map

UNDERTAKINGS

Presently the director and officer of BCEI are not covered by liability insurance. However, BCEI's Articles of Incorporation state that the Corporation may indemnify its officers, directors, employees and agents to the full extent permitted by the laws of the State of Nevada. No other statute, charter provision, by-law, contract or other arrangement to insure or indemnify a controlling person, director or officer of BCEI exists which would affect his liability in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

    a. To include any prospectus required by Section 10(a)(3) of the Securities Act;

    b. To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered, if the total dollar value of securities offered would not exceed that which is registered, any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on this Form SB-2 and authorized this registration statement and has duly caused this Form SB-2 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, British Columbia, on this 15th day of December, 2004.

Boulder Creek Explorations, Inc.

BY: /s/ "Puneet Sharan"
Puneet Sharan, President

Know all men by these present, that each person whose signature appears below constitutes and appoints Puneet Sharan, as agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ "Puneet Sharan"	President, Chief Executive Officer (Principal Executive Officer) and a member of the Board of Directors	December 15, 2004

ARTICLES OF INCORPORATION

OF

BOULDER CREEK EXPLORATIONS, INC.

Filed # C15208-04
June 7, 2004

The undersigned proposes to form a corporation under the laws of the State of Nevada, relating to private corporations, and to that end hereby adopts articles of incorporation as follows:

1. Name of Corporation: BOULDER CREEK EXPLORATIONS, INC.

2. Resident Agent
   Name and Street
   Address: Nevada State Corporate Network, Inc.
   2764 Lake Sahara Drive, Suite 111
   Las Vegas, Nevada 89117

3. Shares: Number of shares without par value: 75,000

4. Name &
   Address
   of Board of
   Directors/Trustees: Puneet Sharan
   2764 Lake Sahara Drive, Suite 111
   Las Vegas, Nevada 89117

5. Purpose: The Corporation is organized for the purpose of engaging in Any Lawful Activity, within or without the State of Nevada

6. Name, Address
   and Signature of
   Incorporator.   Chau Tran   /s/ Chau Tran
   2764 Lake Sahara Drive, Suite 111
   Las Vegas, Nevada 89117

7. Certificate of
   Acceptance of
   Appointment of
   Resident Agent: I hereby accept appointment as Resident Agent for the above named corporation.

   /s/ Chau Tran   6/07/04

ARTICLES OF INCORPORATION

OF

BOULDER CREEK EXPLORATIONS, INC.

The undersigned, being the original incorporator herein named, for the purpose of forming a corporation under the General Corporation Laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true.

ARTICLE I

The name of the corporation, which is hereinafter referred to as "the corporation" is:

BOULDER CREEK EXPLORATIONS, INC.

ARTICLE II

The name and address of the Resident Agent for the service of process is:

NEVADA STATE CORPORATE NETWORK, INC.
2764 LAKE SAHARA DRIVE, SUITE 111
LAS VEGAS, NEVADA 89117

ARTICLE III

The corporation is organized for the purpose of engaging in **Any Lawful Activity**, within or without the State of Nevada.

ARTICLE IV

The total number of shares of authorized capital stock of the Corporation shall consist of seventy-five thousand **(75,000) shares** of common stock with no par value.

The Board of Directors may issue such shares of Common Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in Resolutions or Bylaws adopted by them.

Stockholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the Board of Directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them limited by the provisions of NRS 78.267.

The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

ARTICLE V

The name and address of the one member of the Board of Directors is as follows:

1. Puneet Sharan, 2764 Lake Sahara Drive, Suite 111, Las Vegas, Nevada 89117

ARTICLE VI

The liability of the directors, officers or stockholders for damages for breach of fiduciary duty as a director or officer is hereby eliminated pursuant to NRS 78.037 except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or the payments of distributions in violation of NRS 78.300.

ARTICLE VII

Every person who was or is a party to or is threatened to be made a party to, or is involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

ARTICLE VIII

The name and address of the incorporator of **BOULDER CREEK EXPLORATIONS, INC.** is:


Nevada State Corporate Network, Inc.
2764 Lake Sahara Drive, Suite 111
Las Vegas, Nevada 89117


Dated 6/7/2004

/s/ Chau Tran

On Behalf of Nevada State Corporate Network, Inc.

CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

        I, **NEVADA STATE CORPORATE NETWORK, INC.** do hereby accept appointment as Resident Agent for **BOULDER CREEK EXPLORATIONS, INC.**

Dated: June 7, 2004

                                    /s/ Chau Tran

On Behalf of NEVADA STATE CORPORATE NETWORK, INC.

CERTIFICATE OF AMENDMENT
(PURSUANT TO NRS 78.380)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.380 – Before Issuance of Stock)

Filed # C15208-04
September 20, 2004

1. Name of Corporation: BOULDER CREEK EXPLORATIONS, INC.

2. The articles have been amended as follows (provide article number, if available):

   Article III of the Articles of Incorporation is hereby amended to change the stock of the corporation to:

   75,000,000 SHARES OF COMMON STOCK AT .001 PAR VALUE

3. The undersigned declare that they constitute at least two-thirds of the incorporators __X __, or of the board of directors ____.

4. Effective date of filing (optional)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures

/s/ Chau Tran

BYLAWS

OF

Boulder Creek Explorations, Inc.

A Nevada Corporation

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the elections of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 100 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the shareholders may be called by the Board of Directors, Chairman of the Board or President and shall be called by the Board upon written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the shareholders shall be held at such place within or outside of the State of Nevada as may be fixed by the Board of Directors. If no place is fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon paid, directed to the shareholder at his address as it appears on the record of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of his ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meetings

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Certificate of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his name as trustee or into the name of his nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws of such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorom of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing The Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than sixty days before the date of such meeting, nor more than sixty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualifications of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than one nor more than ten, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided, however, that no decrease shall shorten the term of an incumbent director. Unless otherwise fixed by the directors, the number of directors constituting the entire Board shall be four.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum of Directors and Action by the Board

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than noon, Nevada time, on the third day prior to the meeting or by telegram, written message or orally not later than noon, Nevada time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him for that purpose, or, if none has been so designated, at his last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waive of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold office for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

11. Interest of Directors in a Transactions

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to such shareholders.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE III

OFFICERS

1. Election of Officers

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporations shall be fixed by the Board of Directors.

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed, and until his successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his term of office shall extend to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meeting of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the

President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be described by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an Assistant Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurers

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Nevada or at the office of its transfer agent or registrar in the State of Nevada, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFER OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. The shares may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Nevada; (b) the name of the person or persons to whom issued; and (c) the number and class of shares, and the designation of the series, if any, which certificate represents.

2. Transfers of Shares

No share or other security may be sold, transferred or otherwise disposed of without the consent of the directors or until the Company is a reporting issuer, as defined under Security and Exchange Act of 1934. The directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein above provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

APPROVED AND ADOPTED this 21st day of June, 2004

/s/ Puneet Sharan

Puneet Sharan
President

EXHIBIT 4.1

FORM OF STOCK CERTIFICATE

TEXT ON FACE

NUMBER   SHARES
-----------   --------

BOULDER CREEK EXPLORATIONS, INC.
Incorporated Under the Laws of the State of Nevada

PAR VALUE $0.001   CUSIP NO. _____
COMMON STOCK

    This Certifies that _____

is the owner of _____

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF $0.001 EACH
OF

Boulder Creek Explorations, Inc.

transferable on the books of the Corporation in person or by duly authorized
attorney upon surrender of this Certificate properly endorsed. This Certificate
is not valid until countersigned by the Transfer Agent and registered by the
Registrar.

    Witness the facsimile seal of the Corporation and the facsimile
signatures of its duly authorized officers.

DATED:

Countersigned and Registered:

The transfer agent, Inc.
--------------------------   (City, State) Transfer Agent
President
By

   Authorized Signature

[Corporate Seal]

TEXT ON REVERSE

The Corporation will furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitation, and relative rights of the shares of each class or series authorized to be issued, so far as they will have been determined, and the authority of the Board of Directors to determine the relative rights and preferences of subsequent classes or series.

For value received ________ hereby sell, assign and transfer unto _____

____
Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

____
Attorney to transfer the said shares on the Books of the within named Corporation with full power of substitution in the premises.

Dated _________________, 20___ ____________________________

IN PRESENCE OF ____

2

JAMES N. BARBER

Attorney at Law
Suite 100, Bank One Tower
50 West Broadway
Salt Lake City, UT 84101

Telephone: (801) 364-6500
Fax: (801) 364-3406   E-Mail: Barberjn@aol.com

December 1, 2004

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

> Re: Opinion and consent of Counsel with respect to registration
>   statement on Form SB-2 for Boulder Creek Explorations, Inc.

Dear Members of the Board:

I have been requested to issue my opinion as to the legal status of shares of Boulder Creek Explorations, Inc. which are proposed to be issued pursuant to a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the "Act"). I have, in connection with that request, examined the Articles of Incorporation and By-laws of Boulder Creek, Minutes of Special Meetings of the Board of Directors of Boulder Creek dated July 9, 2004 and October 29, 2004, subscription agreements covering 2,040,000 common shares of Boulder creek issued to citizens and residents of Canada at an offering price of $0.0075, without registration under the Act in reliance on Regulation S promulgated thereunder, and and other instruments as I have deemed necessary or appropriate to establish a basis for the opinions set forth herein.   Boulder Creek proposes to register the 2,040,000 shares previously sold for resale by their registered owners, and to register an additional 1,000,000 shares to be sold for cash.

Based upon my examination of relevant documents, it is my opinion that Boulder Creek is duly organized, validly existing and in good standing as a corporation under the laws of the State of Nevada and that the Shares to be offered and sold pursuant to the Company's registration statement on Form SB-2 will, when offered, sold and delivered after sale, be validly authorized and issued, fully paid, and non-assessable common shares of the corporation.

Securities and Exchange Commission
December 1, 2004

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Sincerely,

James N. Barber

OPTION TO PURCHASE AGREEMENT

THIS AGREEMENT made as of the 27th day of August**,** 2004.

BETWEEN:

PUNEET SHARAN, businessman, 1450 Sasamat Street, Vancouver, British Columbia, Canada V6R 4G4

(hereinafter referred to as the "Vendor")


PARTIES OF THE FIRST PART


AND:

BOULDER CREEK EXPLORATIONS, INC., a company duly incorporated under the laws of the State of Nevada, having an office at 1450 Sasamat Street, Vancouver, British Columbia, Canada V6R 4G4

(hereinafter referred to as "BCEI")


OF THE SECOND PART


WHEREAS:

A. Vendor is the sole beneficial owner of 100% of the mineral claims Pun and Tim, both located within the Lillooet Mining Division of the Ministry of Sustainable Resource Management which are both situated in the British Columbia Canada as described in Schedule "A" attached hereto and forming part hereof (hereinafter together with any form of successor or substitute mineral tenure called the "Claim").

B. The parties now wish to enter into an agreement granting to BCEI the exclusive right and option to acquire an undivided 100% of the right, title and interest in and to the Claim on the terms and conditions as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual promises, covenants and agreements herein contained, the parties hereto agree as follows:

1.   INTERPRETATION

1.1   In this Agreement:

(a)   "Effective Date" means the date that both parties have signed this Agreement;

(b)   "Mineral Products" means the products derived from operating the Claim as a mine;

(c)   "Net Smelter Returns" means the proceeds received by BCEI from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claim after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchaser in computing the proceeds:

(i)   the cost of transportation of the ores, concentrates or minerals from the Claim to such smelter or other purchaser, including related transport;

(ii)   smelting and refining charges including penalties; and

(iii) marketing costs.

(d) "Option" means the option granted by Vendor to BCEI pursuant to Section 3;

(e) "Operating the Claim as a mine" or "Operation of the Claim as a mine" means any or all of the mining, milling, smelting, refining or other recovery of ores, minerals, metals or concentrates or values thereof, derived from the Claim;

(f) "Dollars ($)" means legal currency of Canada.

2. REPRESENTATIONS AND WARRANTIES

2.1 BCEI represents and warrants to Vendor that:

(a) BCEI is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) BCEI has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which BCEI is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining thereto or of BCEI's constating documents.

2.2 Vendor represents and warrants to BCEI:

(a) the Claim consists of the mineral claims Pun and Tim, both located within the Lillooet Mining Division of the Ministry of Sustainable Resource which has been duly and validly staked and recorded, as accurately described in Schedule "A", is presently in good standing under the laws of the jurisdiction in which it is located and, except as set forth herein, is free and clear of all liens, charges and encumbrances;

(b) Vendor is the sole beneficial owner of a 100% interest in and to the Claim and has the exclusive right to enter into this Agreement and all necessary authority to dispose of an undivided 100% interest in and to the Claim in accordance with the terms of this Agreement;

(c) no person, firm or corporation has any proprietary or possessory interest in the Claim other than Vendor and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Claim;

(d) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which Vendor is a party or by which he is bound;

(e) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto.

2.3 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Claim by BCEI and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation, warranty, covenant, agreement or condition made by the other party and contained in this Agreement.

3.   OPTION

3.1 Vendor hereby gives and grants to BCEI the sole and exclusive right and option to acquire an undivided 100% of the right, title and interest of Vendor in and to the Claim, subject only to Vendor receiving the annual payments in accordance with the terms of this Agreement for and in consideration of the following:

(a) BCEI, or its permitted assigns, incurring exploration expenditures on the Claims of a minimum of $15,000 on or before September 30, 2005; and

(b) BCEI, or its permitted assigns, incurring exploration expenditures on the Claims of a further $40,000 (for aggregate minimum exploration expenses of $55,000) on or before September 30, 2006; and

3.2 Upon exercise of the Option, BCEI agrees to pay Vendor, commencing January 1, 2008, the sum of $25,000 per annum for so long as BCEI, or its permitted assigns, holds any interest in the Claims. Failure to make any such annual payment shall result in termination of this Agreement in accordance with Section 5.1.

4.   RIGHT OF ENTRY

4.1 Until such time as the Option has been exercised, BCEI, its employees, agents and independent contractors, will have the sole and exclusive right and option to:

(a) enter upon the Claims;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as BCEI in its sole discretion may consider advisable; and

(d) bring and erect upon the Claims such facilities as BCEI may consider advisable.

5.   TERMINATION

5.1 Subject to Section 8, this Agreement and the Option will terminate:

    (a) on September 30, 2005 at 11:59 P.M., unless on or before that date, BCEI has incurred exploration expenditures of a minimum of $15,000 on the Claims;

    (b) on September 30, 2006 at 11:59 P.M., unless BCEI has incurred a further $40,000 of exploration expenditures on the Claims (for an aggregate of $55,000); or

    (c) at 11:59 P.M. on January 1 of each and every year, commencing on January 1, 2008, unless BCEI or its successor or assign has paid to Vendor the sum of $25,000 on or before that date.

6. COVENANTS OF VENDOR

6.1 Vendor will:

    (a) not do any act or thing which would or might in any way adversely affect the rights of BCEI hereunder;

    (b) make available to BCEI and its representatives all records and files in the possession of Vendor relating to the Claims and permit BCEI and its representatives at its own expense to take abstracts therefrom and make copies thereof; and

    (c) promptly provide BCEI with any and all notices and correspondence from government agencies in respect of the Claims.

- 5 -

7. COVENANTS OF BCEI

7.1 BCEI will:

    (a) keep the Claims free and clear of all liens, charges and encumbrances arising from their operations hereunder and in good standing by the doing and filing of all necessary work and by the doing of all other acts and things and making all other payments which may be necessary in that regard;

    (b) permit Vendor, or its representatives duly authorized by it in writing, at their own risk and expense, access to the Claims at all reasonable times and to all records prepared by BCEI in connection with work done on or with respect to the Claims;

    (c) conduct all work on or with respect to the Claims in a careful and miner-like manner and in compliance with all applicable Federal, Provincial and local laws, rules, orders and regulations, and indemnify and save Vendor harmless from any and all Claims, suits, actions made or brought against it as a result of work done by BCEI on or with respect to the Claims; and

    (d) obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, adequate insurance.

8. EXERCISE OF OPTION

8.1 Once BCEI has incurred the exploration expenditures, and made the payments set out in Section 3.1, BCEI will, subject to the right of Vendor to receive the obligation of BCEI to make the annual payments set out in Section 3.2, own an undivided 100% of Vendor's right, title, and interest in and to the Claims.

9. OBLIGATIONS OF BCEI AFTER TERMINATION

9.1 In the event of the termination of the Option, BCEI will:

(a) leave the Claims in good standing for a minimum of one (1) year under all applicable legislation, free and clear of all liens, charges and encumbrances arising from this Agreement or their operations hereunder and in a safe and orderly condition;

(b) deliver to Vendor within 60 days of its written request a comprehensive report on all work carried out by BCEI on the Claims (limited to factual matter only) together with copies of all maps, drill logs, assay results and other technical data compiled by BCEI with respect to the Claims;

(c) have the right, and obligation on demand made by Vendor, to remove from the Claims within six (6) months of the effective date of termination all facilities erected, installed or brought upon the Claims by or at the instance of BCEI provided that at the option of Vendor, any or all of facilities not so removed will become the property of Vendor; and

(d) deliver to Vendor a duly executed transfer in registrable form of an undivided 100% right, title and interest in and to the Claims in favour of Vendor, or its nominee.

10. TRANSFER OF TITLE

10.1 Upon the request of BCEI, Vendor will deliver to BCEI a duly executed transfer in registrable form of an undivided 100% of Vendor's right, title and interest in and to the Claims in favour of BCEI which BCEI will be entitled to register against title to the Claims provided that transfer of legal title to the Claims as set forth in this Subsection 10.1 is for administrative convenience only and beneficial ownership of an undivided 100% interest in the Claims will pass to BCEI only in accordance with the terms and conditions of this Agreement.

11. REGISTRATION OF AGREEMENT

12.1 Notwithstanding Section 10 of this Agreement, BCEI or Vendor will have the right at any time to register this Agreement or a Memorandum thereof against title to the Claims.

12. DISPOSITION OF CLAIMS

12.1 BCEI may at any time sell, transfer or otherwise dispose of all or any portion of its interest in and to the Claims and this Agreement provided that, at any time, BCEI has first obtained the consent in writing of Vendor, such consent not to be unreasonably withheld and further provided that, at any time during the currency of this Agreement, any purchaser, grantee or transferee of any such interest will have first delivered to Vendor its agreement related to this Agreement and to the Claims, containing:

(a) a covenant with Vendor by such transferee to perform all the obligations of BCEI to be performed under this Agreement in respect of the interest to be acquired by it from BCEI, and

(b) a provision subjecting any further sale, transfer or other disposition of such interest in the Claims and this Agreement or any portion thereof to the restrictions contained in this Subsection 12.1.

12.2 The provisions or Subsection 13.1 of this Agreement will not prevent either party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company.

13. ABANDONMENT OF PROPERTY

13.l BCEI shall have the unfettered right at any time after the exercise of the Option to abandon all or any part of its interest in the Claims by delivering a notice in writing of their intention to do so to Vendor, such notice to list the part or parts of the Claims to be abandoned, and if within 30 days of receipt of such notice Vendor delivers to BCEI a notice ("Reacquisition Notice") stating its intention to reacquire all or part or parts of the Claims, BCEI will deliver to Vendor duly executed recordable transfers of its interest in such part or parts of the Claims as Vendor has set forth in the Reacquisition Notice, such part or parts to be in good standing for at least one year beyond the date of delivery of such transfers and to be free and clear of all liens, charges, and encumbrances arising from the operations of BCEI or its agents or subcontractors hereunder.

14. CONFIDENTIAL NATURE OF INFORMATION

15.1 The parties agree that all information obtained from the work carried out hereunder and under the operation of this Agreement will be the exclusive property of the parties and will not be used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority having jurisdiction, or with the written consent of both parties, such consent not to be unreasonably withheld. Notwithstanding the foregoing, it is understood and agreed that a party will not be liable to the other party for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

16. FURTHER ASSURANCES

16.1 The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

17. NOTICE

17.1 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and will be given by the delivery or the same or by mailing the same by prepaid registered or certified mail in each case addressed as follows:

(a) if to **Vendor**
1450 Sasamat Street

Vancouver, B.C., V6R4G4
Attention : Puneet Sharan

(b)   if to **Boulder Creek Explorations, Inc.**
       2764 Lake Sahara Drive, Suite 111
       Las Vegas, Nevada 89117

l7.2   Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received.

17.3   Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice hereunder.

18.   HEADINGS

18.1   The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

19.   DEFAULT

19.1   If any party (a "Defaulting Party") is in default of any requirement herein set forth other than the provisions of Section 5 for which notice of default need not be given, the party affected by such default will give written notice to the defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected party the Defaulting Party has cured the default by the appropriate performance and if the Defaulting Party fails within such period to cure any such

default, the affected party will be entitled to seek any remedy it may have on account of such default.

20.   PAYMENT

20.1   All references to monies hereunder will be in Canadian funds except where otherwise designated. All payments to be made to any party hereunder will be mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Canada as such party may designate from time to time by written notice. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving and collecting such payment.

21.   ENUREMENT

21.1   Subject to Section 13, this Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

22.   TERMS

22.1   The terms and provisions of this Agreement shall be interpreted in accordance with the laws of

British Columbia.

23. FORCE MAJEURE

23.1   No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event").

23.2   All time limits imposed by this Agreement, other than those imposed by Section 5, will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in Subsection 23.1.

23.3   A party relying on the provisions of Subsection 23.1 will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

24. ENTIRE AGREEMENT

24.1   This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and

---

- 10 -

representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

25. TIME OF ESSENCE

25.1   Time will be of the essence in this Agreement.

26. ENFORCEMENT OF AGREEMENT

26.1   The covenants, promises, terms and conditions contained herein will be binding upon the parties jointly and severally and may be enforced by each as against each other inter se.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PUNEET SHARAN

_____

By: Puneet Sharan

_____

Signature of Witness

_____

Printed Name of Witness

BOULDER CREEK EXPLORATIONS, INC.

Per: _____

       by its Authorized Signatory: Puneet Sharan, President

This is **SCHEDULE "A"** to an Agreement made as of the 27th day of August, 2004 between **VENDOR** and **BOULDER CREEK EXPLORATIONS, INC.**

Tenure Number	Claim Name	Issue Date	Tag Number
409538	Pun	April 8, 2004	233318
409539	Tim	April 8, 2004	233317

Exhibit 23.1

To Whom It May Concern:

We have issued our report dated November 19, 2004, accompanying the financial statements of Boulder Creek Explorations, Inc. on Form SB-2 for the period from incorporation June 7, 2004 to October 31, 2004. We hereby consent to the incorporation by reference of said reports on the Registration Statement of Boulder Creek Explorations, Inc. on Form SB-2 to be filed with the US Securities and Exchange Commission.

Signed,

/S/ MacKay LLP
December 16, 2004

HOW TO SUBSCRIBE

A. Instructions.

Each person considering subscribing for the Shares should review the following instructions:

Subscription Agreement: Please complete, execute and deliver to the Company the enclosed copy of the Subscription Agreement. The Company will review the materials and, if the subscription is accepted, the Company will execute the Subscription Agreement and return one copy of the materials to you for your records.

The Company shall have the right to accept or reject any subscription, in whole or in part.

An acknowledgment of the acceptance of your subscription will be returned to you promptly after acceptance.

Payment : Payment for the amount of the Shares subscribed for shall be made by delivery by the earlier of ________ ___, 2005 or such date as the Company shall specify by written notice to subscribers (unless such period is extended in the sole discretion of the President of the Company), of a cheque or wire transfer of immediately available funds to the Company at the address set forth below or an account specified by the Company. The closing of the transactions contemplated hereby (the "Closing") will be held on ________ ___ 2005 or such earlier date specified in such notice (unless the closing date is extended in the sole discretion of the President of the Company). There is no minimum aggregate amount of Shares which must be sold as a condition precedent to the Closing, and the Company may provide for one or more Closings while continuing to offer the Shares that constitute the unsold portion of the Offering.

B. Communications .

All documents and cheques should be forwarded to:

BOULDER CREEK EXPLORATIONS, INC. - 1450 Sasamat Street Vancouver, B.C. Canada V6R4G4. Attention: Puneet Sharan

THE PURCHASE OF SHARES OF BOULDER CREEK EXPLORATIONS, INC. INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BOULDER CREEK EXPLORATIONS, INC.
1450 Sasamat Street
Vancouver, British Columbia V6R4G4

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby irrevocably subscribes for that number of Shares set forth below, upon and subject to the terms and conditions set forth in the Corporation's SB-2 Registration Statement dated ________ ___, 2005.

Total Number of Shares to be Acquired: _____________________________ . Amount to be Paid (price of $0.20 per Share): ____________________________

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ of
_____ , 2005.

		Subscriber's Social Security or Tax Identification Number:
Signature		
Print Name:		
Print Title:		Signature of Co-owners if applicable:
Address:		
Number and Street		
City, State, Zip		

Name as it should appear on the Certificate:
_____

If Joint Ownership, check one (all parties must sign above):
☐ Joint Tenants with Right of Survivorship
☐ Tenants in Common
☐ Community Property

If Fiduciary or Business Organization, check one:
☐ Trust
☐ Estate
☐ Power of Attorney
Name and Type of Business Organization:
_____

ACCEPTANCE OF SUBSCRIPTION

The foregoing Subscription is hereby accepted for and on behalf of BOULDER CREEK EXPLORATIONS,
INC. this _____ day of _____ , 2005.

BOULDER CREEK EXPLORATIONS, INC.

By _____
      Puneet Sharan, President



JON
360703
SYLVAN
228606
EVA
352786
Birken
Gates L.
Gates
Eight Mile Cr.
Fowl Cr.
Poole Cr.
Tromsons
MINERAL & PLACER RESERVE
B.C. REG 298/91 1991 OCT 18
SUBJECT TO CONDITIONS
KELLY LAKE CHEEKYE TL
MINERAL & PLACER RESERVE
B.C. REG 298/91 1991 OCT 18
SUBJECT TO CONDITIONS
Spetch Cr.
North Joffre Cr.
Falls
RESERVED MINERAL & PLACER
500 FT. EITHER SIDE
O/C 3412, 70 OCT 16
SUBJECT TO CONDITIONS
RELEASE REQUIRED
387927
MINERAL RESERVE
SUBJECT TO CONDITIONS
JOFFRE LAKE
Owl Creek
I.R. 7
I.R. 6
MINERAL&PLACER RESERVE
B.C. REG.149, 1989-JUN-02
SUBJECT TO CONDITIONS
387928
MINERAL RESERVE
SUBJECT TO CONDITIONS
Joffre
MINERAL AND
PLACER RESERVE
OIC 1310, 87-07-07
NO STAKING
Creekside Sta.
Mt. Currie P.O.
I.R. 6
MINERAL & PLACER RESERVE
B.C. REG. 94/90
1990-MAR-19
SUBJECT TO CONDITIONS
I.R. Nº 3
I.R. Nº 3
LILLOOET R.
PLACER AND
MINERAL RESERVE
OIC 133, 88-01-29
NO STAKING
RESCINDED 2004 APR 28
Lillooet Lake
PUN
409538
TIM
409539
387929
MINERAL RESERVE
SUBJECT TO CONDITIONS
Gravell Cr.
122°45'00"
50°30'00"
122°30'00"
50°15'00"

BRITISH COLUMBIA

MINISTRY OF ENERGY AND MINES

MINISTRY OF SUSTAINABLE RESOURCE MANAGEMENT

MINERAL TITLES REFERENCE

MAP 092J07E

U.T.M. ZONE 10

LAST MAP UPDATE: 2004 AUG 16

ORIGINAL PRODUCED AT 1 : 31 680

METRES

500 0 500 1000 1500 2000

ADMINISTRATIVE AREAS

MINING DIVISIONS: LILLOOET

LAND DISTRICTS:

ALIENATIONS

NO STAKING AREAS

NO STAKING RESERVES
PARKS
ECOLOGICAL RESERVES
RECREATION AREAS
INDIAN RESERVES

CONDITIONAL AREAS

SUBJECT TO CONDITIONS RESERVES

SECTION 19 RECREATION AREAS

1 POST CLAIM AREAS

AREAS SUBJECT TO URANIUM / THORIUM REGULATIONS

MINERAL TENURE

MINERAL CLAIM	
MINERAL LEASE	
INDUSTRIAL MINERAL CLAIM	
	EXAMPLE
CLAIM NAME	
TITLE NUMBER	345679
OLD TITLE NUMBER	"3456"
TAG NUMBER	100000
LEGAL POST	
WITNESS POST	WP
FORFEITED TENURE	
VERIFIED	VER
SURVEYED	SURV
REVERTED C.G. MINERAL CLAIM	REV CG OR RCG
CROWN GRANTED	C G
OPEN FOR STAKING	O.F.S.

THIS MAP IS PREPARED ONLY AS A GUIDE TO THE LOCATION OF MINERAL TENURE AS AS SHOWN ON THE LOCATOR'S SKETCHES. FOR CURRENT OR MORE SPECIFIC INFORMATION, APPLICATION SHOULD BE MADE TO THE MINING DIVISION CONCERNED.

092J10W	092J10E	092J09W
092J07W	092J07E	092J08W
092J02W	092J02E	092J01W

INDEX TO ADJOINING MAPS

M 092J07E

